UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule 13D
(Amendment No. 3)
Under the Securities Exchange Act of 1934
Lenox Group, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
526262100
(CUSIP Number)
John L. Morgan
4200 Dahlberg Drive, Suite 100
Minneapolis, Minnesota 55422-4837
Telephone Number (763) 520-8500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
With a copy to:
Jonathan B. Levy
Lindquist & Vennum P.L.L.P.
4200 IDS Center
Minneapolis, Minnesota 55402
(612) 371-3211

October 13, 2006
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13(d)-1(g), check the following box. ☐
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	526262100	Page	2	of	8

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	John L. Morgan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	MN

	7	SOLE VOTING POWER:

NUMBER OF		858,300

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		111,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		858,300

WITH	10	SHARED DISPOSITIVE POWER:

		111,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	969,300

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	6.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	526262100	Page	3	of	8

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Kirk A. MacKenzie

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	FL

	7	SOLE VOTING POWER:

NUMBER OF		10,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		111,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		10,000

WITH	10	SHARED DISPOSITIVE POWER:

		111,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	121,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	.86%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	526262100	Page	4	of	8

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Rush River Group, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	MN

	7	SOLE VOTING POWER:

NUMBER OF		111,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		111,000

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	111,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	.79%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	526262100	Page	5	of	8

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Jack A. Norqual

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	MN

	7	SOLE VOTING POWER:

NUMBER OF		10,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		111,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		10,000

WITH	10	SHARED DISPOSITIVE POWER:

		111,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	121,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	.86%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Reference is hereby made to the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on July 18, 2006 (“Schedule 13D”), as amended August 16, 2006, as further amended September 21, 2006.
Pursuant to this Amendment No. 3 to Schedule 13D, Item 4 of the Schedule 13D is hereby amended to include the following information:
Item 4. Purpose of Transaction.
On October 13, 2006, the St. Paul Pioneer Press published an article that included statements made by Mr. Morgan concerning the Company. A copy of the article in its entirety is attached hereto as Exhibit 1. Mr. Morgan has no current plans to solicit proxies from shareholders. If Mr. Morgan determines to solicit proxies from shareholders, he will file appropriate proxy materials with the Securities and Exchange Commission.

EXHIBIT INDEX
EXHIBIT NO. 1
     Article, dated October 13, 2006, printed in the St. Paul Pioneer Press.

     Signature
     After reasonable inquiry and to the best of its or his knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: October 13, 2006

Name	/s/ John L. Morgan

John L. Morgan

Rush River Group, LLC

By:	/s/ John L. Morgan

Title: Member

EXHIBIT I
Lenox stays course
Board sides with managers, not biggest investor
COMPANY SPECS
Name: Lenox Group Inc.
Products: China, crystal and collectible gifts
Headquarters: Eden Prairie
History: Formerly known as Department 56, which acquired Lenox Inc. in September 2005
Financial performance: Net loss of $34.6 million and revenue of $463.6 million for the trailing 12 months through June, compared with net income of $14.8 million and revenue of $152.4 million in the prior-year period
Employees: 2,300 (1,620 full-time; 680 part-time and seasonal)
Source: Bloomberg News
     Lenox Group, on the outs with its largest individual shareholder, appears to be digging in behind its managers.
     In a recent memo to employees at the Eden Prairie-based maker of giftware and collectibles, Chief Executive Officer Susan Engel said company directors “strongly support our management team.”
     The board’s backing came after a two-day meeting with Lenox’s top executives, who presented their three-year strategic plan for the company, Engel said in a Sept. 22 memo obtained this week by the Pioneer Press.
     Engel’s memo came the same week Lenox disclosed in a securities filing that its largest individual stockholder, John Morgan, had raised his stake in the company from 6.1 percent to 6.9 percent and sent a critical letter to management. Morgan contends that Lenox has had a dismal financial performance for the last decade and that is current strategic direction is unclear.
     “My proposal is better management,” he said in an interview Thursday.
     So far, Lenox has not issued a public response to Morgan. Engel declined to comment.
     “I know I could win if I decided to launch a proxy fight,” said Morgan, who is also CEO of Golden Valley-based Winmark Corp. Whether Lenox is in for such an ownership battle is uncertain.
     But Morgan said he still prefers to work with Lenox to turn around the company. To do that, Morgan said Lenox needs to provide more specifics about the company’s plans. “I can’t enunciate what is their strategy,” he said.
     In her Sept. 22 memo, Engel acknowledged initial news stories about Morgan’s letter to Lenox and his offer to serve in a “leadership role” with the company.
     “The majority of our board each talked separately with Mr. Morgan for a lengthy period of time to listen to his ideas, concerns and proposal,” Engel wrote. “The board offered Mr. Morgan a board seat so that he could be in a position to learn more about the company and the industries in which we compete, as well as to offer his own insights constructively.

     “We are disappointed Mr. Morgan declined this offer, choosing instead to publicly disparage the management, the board and all of our collective efforts.”
     In a Pioneer Press story last month, Morgan said he rejected Lenox’s board-seat offer, explaining he wants a “hands on” role in managing the company and shaping the direction of the 117-year-old china maker.
     “I think they need that,” Morgan said then, contending the company, previously known as Department 56, has had generally poor financial results over the past decade. For the first half of 2006, Lenox Group posted a $48 million loss with most of that red ink due to a $35 million impairment charge to write down good will related to its Department 56 wholesale unit.
     In mid-2005, Department 56 bought Lenox for $190 million and changed the company’s name to Lenox Group. Last year, Lenox said it would stop making fine china at is Pomona, N.J., factory and close 31 of its 61 Lenox stores after falling demand for fine ivory china dinnerware.
     Last month, Morgan said, “I think their approach to the acquisition and their business is wrong.” He declined to offer specifics.
     Morgan believes he could help turn Lenox around, noting his business dossier that includes successfully running Winmark, a franchisor of retail chains Play It Again Sports, Once Upon a Child, Plato’s Closet and Music Go Round.
     In her Sept. 22 memo, Engel acknowledged Lenox Group faces some challenges including reducing excess inventory and “analyzing our gift and specialty distribution channels in order to maximize coverage and control our destiny.”
     But Engel also was upbeat about Lenox’s future, contending that company’s merger gives it the opportunity to leverage its consumer brands and grow its retail business. In its second-quarter earnings report, Lenox said it had signed leases at four mall locations to debut a new retail concept called All the Hoopla, which will sell Department 56, Lenox, Dansk and Gorham brand merchandise under one roof.
     “We have created and, with our board’s full support, are in the process of implementing a set of business-specific priorities for each of our business segments,” Engel wrote, noting in upcoming weeks the company will roll out specifics for improving business at each unit. She said Lenox is intent on becoming a “Living a Celebratory/Wonderful Life” lifestyles company.
     On Thursday, shares of Lenox closed up 11 cents, to $5.55 a share. However, the company’s stock was trading at nearly $15 in early May.
Scott Carlson covers retail and can be reached at 651-228-5470 or scarlson@pioneerpress.com.